SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DoorDash, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

25809K105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25809K105	SCHEDULE 13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,872,094(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,872,094(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,872,094(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.91%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Reports holdings as of December 31, 2021.
(2)

Based on 314,355,424 shares of Class A Common Stock, par value $0.00001 per share (“Class A Common Stock”), of DoorDash, Inc. (the “Issuer”) outstanding as of November 30, 2021, according to the Registration Statement on Form S-4 filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on December 22, 2021.

CUSIP No. 25809K105	SCHEDULE 13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS GIC Special Investments Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,872,094(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,872,094(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,872,094(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.91%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Reports holdings as of December 31, 2021.
(2)	Based on 314,355,424 shares of Class A Common Stock outstanding as of November 30, 2021, according to the Registration Statement on Form S-4 filed by the Issuer with the SEC on December 22, 2021.

CUSIP No. 25809K105	SCHEDULE 13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Greenview Investment Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,937,525(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 23,937,525(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,937,525(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.61%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Reports holdings as of December 31, 2021.
(2)	Based on 314,355,424 shares of Class A Common Stock outstanding as of November 30, 2021, according to the Registration Statement on Form S-4 filed by the Issuer with the SEC on December 22, 2021.

CUSIP No. 25809K105	SCHEDULE 13G	Page 5 of 8 Pages

Item 1(a).	Name of Issuer:

DoorDash, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

DoorDash, Inc.

303 2nd Street, South Tower, 8th Floor

San Francisco, California 94107

Item 2(a).	Name of Person Filing:

GIC Private Limited

GIC Special Investments Private Limited

Greenview Investments Pte Ltd

Item 2(b).	Address of Principal Business Office or, if None, Residence:

168 Robinson Road

#37-01 Capital Tower

Singapore 068912

Item 2(c).	Citizenship:

GIC Private Limited – Republic of Singapore

GIC Special Investments Private Limited – Republic of Singapore

Greenview Investments Pte Ltd – Republic of Singapore

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.00001 per share

Item 2(e).	CUSIP Number:

25809K105.

Item 3.	If this Statement is Filed Pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

Ownership information with respect to GIC Private Limited (“GIC”), GIC Special Investments Private Limited (“GIC SI”) and Greenview Investment Pte Ltd (“Greenview”) is incorporated by reference to items (5) through (9) and (11) on the cover page for each entity.

Greenview shares the power to vote and the power to dispose of all of the shares of Class A Common Stock held directly by it with GIC SI and GIC. GIC SI is wholly owned by GIC and is the private equity investment arm of GIC. GIC and GIC SI share the power to vote and the power to dispose of the 934,569 shares of Class A Common Stock that are beneficially owned and not held of record by Greenview.

GIC is wholly owned by the Government of Singapore (“GoS”) and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of such shares.

Item 5.	Ownership of Five Percent or Less of Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 25809K105	SCHEDULE 13G	Page 6 of 8 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022	GIC PRIVATE LIMITED

	By:	/s/ Celine Loh Sze Ling
Name: Celine Loh Sze Ling
Title: Senior Vice President

	By:	/s/ Diane Liang Weishan
Name: Diane Liang Weishan
Title: Senior Vice President

Dated: February 11, 2022	GIC SPECIAL INVESTMENTS PRIVATE LIMITED

	By:	/s/ Chan Hoe Yin
Name: Chan Hoe Yin
Title: Director

Dated: February 11, 2022	GREENVIEW INVESTMENT PTE LTD

	By:	/s/ Lim Yuh Shi
Name: Lim Yuh Shi
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

LIST OF EXHIBITS

Exhibit	Description

A	Joint Filing Agreement, dated February 12, 2021, entered into by GIC Private Ltd, GIC Special Investments Pte Ltd and Greenview Investment Pte Ltd (incorporated by reference to Exhibit A to the Schedule 13G filed by those persons on February 12, 2021 (SEC File No. 005-92183)).